Document Security Systems, Inc.

200 Canal View Boulevard

Suite 300

Rochester, NY 14623

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Office of Mergers and Acquisitions

Division of Corporation Finance

Attention: Christina Chalk

November 13, 2019

Re:	Document Security Systems, Inc.
PRE 14A filed on November 4, 2019
File No. 1-32146

Ladies and Gentlemen:

Document Security Systems, Inc. (the “Company”) is hereby submitting an Amendment to a Preliminary Proxy Statement on a Form PREC14A (“Submission No. 3”). The Company previously submitted a Preliminary Proxy Statement on a Form PREC14A on November 12, 2019 (“Submission No. 2”) and a Preliminary Proxy Statement on Form PRE 14A on November 4, 2019 (“Submission No. 1”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on November 12, 2019 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 2.

PREC14A filed on November 12, 2019

Background of the Athwal Group, page 12

1.	Consider revising the title of this subsection. Currently, the title seems to refer to the background or history of the dissident group. However the substance of the disclosure in this section describes the Company’s contacts with that group.

Response: The Company respectfully acknowledges the Staff’s comment and revised the title of this subsection for Submission No. 3.

2.	Refer to comment 4 in our prior comment letter dated November 7, 2019. The background section you have added in response to that comment begins with a description of contacts with the Athwal Group beginning on October 24, 2019. However, the corresponding section in the Athwal Group’s proxy statement describes contacts between Mr. Feigenbaum and Mr. Chan in July 2018, August 2018 and May 2019. If you disagree that such contacts occurred, please include appropriate disclosure in your proxy statement. If these or other contacts occurred before what you currently include in the Company’s revised preliminary proxy statement, please revise to describe them in reasonable detail.

Response: The Company respectfully acknowledges the Staff’s comment and has revised this disclosure in Submission No. 3 to provide additional details that cover these contacts.

Proposal 1. Election of Directors, page 9

3.	Clarify for shareholders the reference to “unicorns” in the expanded description of Mr. Chan’s business experience.

Response: The Company respectfully acknowledges the Staff’s comment and has removed this disclosure in Submission No. 3.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact our counsel, Jay Yamamoto, at (646) 810-0604 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Frank D. Heuszel
Frank D .Heuszel

cc:	Jay Yamamoto, SRF LLP (via email)
Wei Heng Fai Ambrose Chan, Document Security Systems, Inc. (via email)